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Form of Proxy - Special Meeting to be held on August 17, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the form of proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it was mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by the Board and as indicated in the management proxy circular of Quest Capital Corp. (the "Corporation") dated July 19, 2010 (the "Circular").**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 2:00 p.m., Eastern Daylight Time, on Friday, August 13, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a shareholder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

00R74E

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Appointment of Proxyholder

I/We, being shareholder(s) of Quest Capital Corp. hereby appoint: Jim Grosdanis, or failing him, **A. Murray Sinclair**,

OR

Print the name of the person you are appointing if this person is someone other than the Management proxyholder nominees.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder(s) in accordance with the following direction(s) (or if no directions have been given, FOR the proposed resolutions) and all other matters that may properly come before the Special Meeting of shareholders of the Corporation to be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, ON, M5L 1B9, on Tuesday, August 17, 2010 at 2:00 p.m., Eastern Daylight Time, and at any adjournment(s) or postponement(s) thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

IN PROVIDING THEIR VOTING INSTRUCTIONS, SHAREHOLDERS ARE ADVISED THAT FOR ANY OF RESOLUTIONS 1, 2, 3, 4 OR 5 TO BE PASSED ALL OF SUCH RESOLUTIONS MUST BE PASSED.

For **Against**

1. Management Services Resolution

To adopt an ordinary resolution, the text of which is set forth in Schedule "A" to the Circular, approving the execution and delivery by the Corporation of (i) a management services agreement and (ii) a partnership agreement with Sprott Lending Consulting LP, as more particularly described in the Circular. ☐ ☐

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For **Against**

2. Name Change Resolution

To adopt a special resolution, the text of which is set forth in Schedule "B" to the Circular, authorizing the Corporation to amend its articles to change its name from "Quest Capital Corp." to "Sprott Resource Lending Corp." or such other name that the directors of the Corporation in their sole discretion determine, as more particularly described in the Circular. ☐ ☐

For **Against**

3. Board Size Resolution

To adopt a special resolution, the text of which is set forth in Schedule "C" to the Circular, authorizing the Corporation to amend its articles to increase the maximum number of directors of the Corporation from ten (10) to eleven (11), as more particularly described in the Circular. ☐ ☐

4. Election of Directors

To elect the following individuals to the Board of the Corporation:

	For	Withhold		For	Withhold		For	Withhold
01. John Embry	☐	☐	02. Peter Grosskopf	☐	☐	03. Murray John	☐	☐

For **Against**

5. Private Placement Resolution

To adopt an ordinary resolution, the text of which is set forth in Schedule "F" to the Circular, authorizing the Corporation to issue by means of a private placement up to $25,000,000 of Common Shares, as more particularly described in the Circular. ☐ ☐

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For **Against**

6. Stock Option Plan Resolution

To adopt an ordinary resolution, the text of which is set forth in Schedule "H" to the Circular, approving the stock option plan of the Corporation in the form attached as Schedule "G" to the accompanying Circular and approving and ratifying all grants of options subsequent to June 1, 2008, as more particularly described in the Circular. ☐ ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Special Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by the Board.**

Signature(s)

Date

DD / MM / YY